PE
12/28/2012

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000329

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 14 2013

Washington, DC 20549

February 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Amy E. Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.
Incoming letter dated December 28, 2012

Dear Ms. Carriello:

This is in response to your letter dated December 28, 2012 concerning the shareholder proposal submitted to PepsiCo by Estella Salvatierra. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Estella Salvatierra
pfox@pfox.org

February 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 28, 2012

The proposal requests that PepsiCo amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PepsiCo's policies, practices, and procedures compare favorably with the guidelines of the proposal and that PepsiCo has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Carriello, Amy {PEP} <Amy.Carriello@pepsico.com>
Sent: Friday, December 28, 2012 11:26 AM
To: shareholderproposals
Cc: Elizabeth Ising (Eising@gibsondunn.com); pfox@pfox.org
Subject: PepsiCo, Inc. Shareholder Proposal of Estella Salvatierra
Attachments: No Action Letter -- Discrimination Policy (Salvatierra).PDF

Please see the attached letter regarding the Shareholder Proposal of Estella Salvatierra.

Regards,

Amy

Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 28, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Estella Salvatierra
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Estella Salvatierra (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal contains a resolution that states:

> RESOLVED: The Shareholders request that Pepsico [sic] amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company's Existing Policies and Training Programs

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See Exchange Act Release* No. 12598 (July 7, 1976). The Staff has noted that a "determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if a company has not implemented every detail of a proposal. *See, e.g., Starbucks Corp.* (avail. Dec. 1, 2011); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

In the instant case, the Company's existing policies and training programs substantially implement the Proposal under Rule 14a-8(i)(10). Specifically, the Company's Global Code of Conduct[1] (the "Code of Conduct"), the Company's Human Rights Workplace Policy[2] (the "HRW Policy"), and the Company's mandatory Code of Conduct Training address the Proposal's underlying concerns and essential objective of prohibiting and preventing discrimination on the basis of sexual orientation, which includes "discrimination based on ex-gay status":

- *The Diversity and Inclusion, Anti-Discrimination, and Human Rights Provisions of the Company's Code of Conduct Prohibit Discrimination on the Basis of Sexual Orientation*

  The Company's Code of Conduct, with which every employee is required to comply and with which each salaried employee is required to certify compliance annually, states under its "Diversity and Inclusion" provision: "Each of us *must* respect the diversity, talents and abilities of others." (emphasis added). The Code of Conduct defines "diversity" as "the unique characteristics that make up each of us," including "sexual orientation."

  The "Anti-Discrimination" provision in the Code of Conduct states: "You should *never* discriminate or deny equal opportunity" in matters related to any term or condition of employment (emphasis added). In addition, the Anti-Discrimination provision provides that "employment decisions regarding employees and applicants must always be based on merit, qualifications and job-related performance, without regard to non-job-related characteristics such as . . . Sexual orientation [or] Any other legally protected status."

  Finally, the "Human Rights" provision of the Code of Conduct requires employees to "Promote a workplace free of discrimination and harassment."

- *The Company's HRW Policy Prohibits Discrimination on the Basis of Sexual Orientation*

  The Company's HRW Policy provides that "We do not tolerate discrimination and work to ensure equal opportunity for all associates." The HRW Policy provides that it is a "Minimum Standard" and that it "*must* be complied with" in the absence of

---

[1] *See* http://www.pepsico.com/Company/Global-Code-of-Conduct.html.

[2] *See* http://www.pepsico.com/Company/Corporate-Governance/Policies.html.

relevant local laws and regulations (emphasis added). The policy includes "sexual orientation" among the criteria for treating people equally.

- *The Company's Code of Conduct Training, Which Is Mandatory for Salaried Employees, Covers Anti-Discrimination Training and Sexual Orientation*

  As part of the Code of Conduct Training required for all employees of the Company, participants are instructed that discrimination based on sexual orientation or any other legally protected status is prohibited.

The Proponent requests that the Company's "sexual orientation policy" and diversity training programs explicitly mention the prohibition of discrimination against "ex-gays." The HRW Policy, Code of Conduct, and Code of Conduct Training each address, and prohibit discrimination based on, *all* classifications of sexual orientation, including "ex-gay status." The Company's concept and definition of sexual orientation is contained in the operating paragraphs of the Code of Conduct and the HRW Policy, excerpted above, and it does not limit the concept or definition of "sexual orientation" in any respect.

In addition, as the Proponent's supporting statement points out, the Superior Court for the District of Columbia has found that "ex-gays" are a protected class included within the definition of sexual orientation and thus are protected under the District of Columbia Human Rights Act. *See Parents & Friends of Ex-Gays, Inc., v. Government of the Dist. Office of Human Rights*, No. 08-003662 (D.C. Super. Ct. Jun. 26, 2009). In this regard, "ex-gay status" is understood to be a subset of sexual orientation. Analogously, if a proposal requested that the Company amend its policies to prohibit discrimination against people from a *particular* country or against people of a *particular* race or against males *specifically*, that proposal already would be substantially implemented by virtue of the company's equal opportunity and anti-discrimination policies with respect to "national origin," "race," and "gender," respectively.

The Staff has concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *Talbots Inc.* (avail. Apr. 5, 2002), the Staff permitted the company to exclude as substantially implemented a proposal that requested the company adopt a code of corporate conduct based on the United Nation's International Labor Organization human rights standards, despite the proponent's view that Talbots' "anti-discrimination provision is not as comprehensive as the one in the proposal as it does not specifically mention political opinion or social origin." Talbots argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs." *Cf. Loews Companies, Inc.* (avail. Mar. 20, 2009) (concurring in the exclusion of a proposal that requested a "store siting" policy "based on" a policy of another company, when the company already had a policy that addressed, in different words, the main elements of the other company's policy). Likewise, the Proposal requests that the Company's anti-discrimination policy enumerate specifically ("ex-gay status") what the Company's policies and training programs already cover within the definition of "sexual orientation." Therefore, the Company has substantially implemented the underlying concerns and essential objectives of the Proposal through the prohibition of sexual orientation discrimination found in Code of Conduct, the HRW Policy, and the Code of Conduct Training.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Legal Counsel

Enclosures

cc: Elizabeth Ising, Gibson, Dunn & Crutcher LLP
Estella Salvatierra

Exhibit A

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Oct. 20, 2012

Corporate Secretary
Pepsico, Inc.
700 Anderson Hill Road
Purchase NY 10577

Re: Shareholder's Resolution

Dear Secretary:

I am the current owner of approximately 355 shares of Pepsico common stock. I have continuously held these shares for over one year, and intend to hold them through the time of the next annual meeting. At that meeting, I will present the following resolution:

WHEREAS: Pepsico, Inc. does not explicitly prohibit discrimination based on ex-gay status in its sexual orientation employment policy and diversity training for employees.

Parents and Friends of Ex-Gays & Gays (PFOX), a national non-profit organization, defines the ex-gay community as men and women with unwanted same-sex attractions who leave homosexuality through non-judgmental environments. Their decision is one only they can make. However, there are others in society who refuse to respect individual self-determination. Consequently, formerly gay men and women are reviled simply because they dare to exist.

PFOX has documented numerous incidents of intolerance against the ex-gay community. Former homosexuals and their supporters are subject to an increasingly hostile environment because they live out or support a different view of homosexuality. They remain closeted because of other's negative reactions or disapproval. Ex-gay employees are uncomfortable being open about their sexual orientation with their colleagues because they fear discrimination or unfair treatment in the workplace.

Pepsico has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays.

In our Nation's Capital, the Superior Court for the District of Columbia has ruled that ex-gays are a legally protected class under sexual orientation and thus protected from discrimination under the Washington D.C. Human Rights Act.

RESOLVED: The Shareholders request that Pepsico amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status.

Supporting Statement: Employee discrimination diminishes employee morale and productivity. Pepsico's exclusion of ex-gays from its sexual orientation policy and programs reinforces the second-class status of ex-gays, and contributes to the negative perceptions and discrimination against former homosexuals. Pepsico's exclusion also disregards diversity and the basic human right to dignity and self-determination. Adding ex-gays to Pepsico's sexual orientation policy and programs, which already include gays and bisexuals, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement.

Because state and local laws differ with respect to employment discrimination, our Company would benefit from a consistent, corporate-wide policy to further enhance efforts to prevent discrimination, resolve complaints internally to avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. I urge Pepsico Shareholders to vote for this beneficial proposal which serves to increase diversity at minimal cost.

Sincerely,



Estella Salvatierra
Box 510
Reedville, VA 22539-0510
804-453-4737
pfox@pfox.org

CC: shareholderproposals@sec.gov



PEPSICO







700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 28, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Estella Salvatierra
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Estella Salvatierra (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal contains a resolution that states:

> RESOLVED: The Shareholders request that Pepsico [sic] amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company's Existing Policies and Training Programs

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See Exchange Act Release* No. 12598 (July 7, 1976). The Staff has noted that a "determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if a company has not implemented every detail of a proposal. *See, e.g., Starbucks Corp.* (avail. Dec. 1, 2011); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

In the instant case, the Company's existing policies and training programs substantially implement the Proposal under Rule 14a-8(i)(10). Specifically, the Company's Global Code of Conduct[1] (the "Code of Conduct"), the Company's Human Rights Workplace Policy[2] (the "HRW Policy"), and the Company's mandatory Code of Conduct Training address the Proposal's underlying concerns and essential objective of prohibiting and preventing discrimination on the basis of sexual orientation, which includes "discrimination based on ex-gay status":

- *The Diversity and Inclusion, Anti-Discrimination, and Human Rights Provisions of the Company's Code of Conduct Prohibit Discrimination on the Basis of Sexual Orientation*

  The Company's Code of Conduct, with which every employee is required to comply and with which each salaried employee is required to certify compliance annually, states under its "Diversity and Inclusion" provision: "Each of us *must* respect the diversity, talents and abilities of others." (emphasis added). The Code of Conduct defines "diversity" as "the unique characteristics that make up each of us," including "sexual orientation."

  The "Anti-Discrimination" provision in the Code of Conduct states: "You should *never* discriminate or deny equal opportunity" in matters related to any term or condition of employment (emphasis added). In addition, the Anti-Discrimination provision provides that "employment decisions regarding employees and applicants must always be based on merit, qualifications and job-related performance, without regard to non-job-related characteristics such as . . . Sexual orientation [or] Any other legally protected status."

  Finally, the "Human Rights" provision of the Code of Conduct requires employees to "Promote a workplace free of discrimination and harassment."

- *The Company's HRW Policy Prohibits Discrimination on the Basis of Sexual Orientation*

  The Company's HRW Policy provides that "We do not tolerate discrimination and work to ensure equal opportunity for all associates." The HRW Policy provides that it is a "Minimum Standard" and that it "*must* be complied with" in the absence of

---

1 *See* http://www.pepsico.com/Company/Global-Code-of-Conduct.html.

2 *See* http://www.pepsico.com/Company/Corporate-Governance/Policies.html.

relevant local laws and regulations (emphasis added). The policy includes "sexual orientation" among the criteria for treating people equally.

- *The Company's Code of Conduct Training, Which Is Mandatory for Salaried Employees, Covers Anti-Discrimination Training and Sexual Orientation*

  As part of the Code of Conduct Training required for all employees of the Company, participants are instructed that discrimination based on sexual orientation or any other legally protected status is prohibited.

The Proponent requests that the Company's "sexual orientation policy" and diversity training programs explicitly mention the prohibition of discrimination against "ex-gays." The HRW Policy, Code of Conduct, and Code of Conduct Training each address, and prohibit discrimination based on, *all* classifications of sexual orientation, including "ex-gay status." The Company's concept and definition of sexual orientation is contained in the operating paragraphs of the Code of Conduct and the HRW Policy, excerpted above, and it does not limit the concept or definition of "sexual orientation" in any respect.

In addition, as the Proponent's supporting statement points out, the Superior Court for the District of Columbia has found that "ex-gays" are a protected class included within the definition of sexual orientation and thus are protected under the District of Columbia Human Rights Act. *See Parents & Friends of Ex-Gays, Inc., v. Government of the Dist. Office of Human Rights*, No. 08-003662 (D.C. Super. Ct. Jun. 26, 2009). In this regard, "ex-gay status" is understood to be a subset of sexual orientation. Analogously, if a proposal requested that the Company amend its policies to prohibit discrimination against people from a *particular* country or against people of a *particular* race or against males *specifically*, that proposal already would be substantially implemented by virtue of the company's equal opportunity and anti-discrimination policies with respect to "national origin," "race," and "gender," respectively.

The Staff has concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *Talbots Inc.* (avail. Apr. 5, 2002), the Staff permitted the company to exclude as substantially implemented a proposal that requested the company adopt a code of corporate conduct based on the United Nation's International Labor Organization human rights standards, despite the proponent's view that Talbots' "anti-discrimination provision is not as comprehensive as the one in the proposal as it does not specifically mention political opinion or social origin." Talbots argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs." *Cf. Loew's Companies, Inc.* (avail. Mar. 20, 2009) (concurring in the exclusion of a proposal that requested a "store siting" policy "based on" a policy of another company, when the company already had a policy that addressed, in different words, the main elements of the other company's policy). Likewise, the Proposal requests that the Company's anti-discrimination policy enumerate specifically ("ex-gay status") what the Company's policies and training programs already cover within the definition of "sexual orientation." Therefore, the Company has substantially implemented the underlying concerns and essential objectives of the Proposal through the prohibition of sexual orientation discrimination found in Code of Conduct, the HRW Policy, and the Code of Conduct Training.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Legal Counsel

Enclosures

cc: Elizabeth Ising, Gibson, Dunn & Crutcher LLP
Estella Salvatierra

Exhibit A

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Oct. 20, 2012

Corporate Secretary
Pepsico, Inc.
700 Anderson Hill Road
Purchase NY 10577

Re: Shareholder's Resolution

Dear Secretary:

I am the current owner of approximately 355 shares of Pepsico common stock. I have continuously held these shares for over one year, and intend to hold them through the time of the next annual meeting. At that meeting, I will present the following resolution:

WHEREAS: Pepsico, Inc. does not explicitly prohibit discrimination based on ex-gay status in its sexual orientation employment policy and diversity training for employees.

Parents and Friends of Ex-Gays & Gays (PFOX), a national non-profit organization, defines the ex-gay community as men and women with unwanted same-sex attractions who leave homosexuality through non-judgmental environments. Their decision is one only they can make. However, there are others in society who refuse to respect individual self-determination. Consequently, formerly gay men and women are reviled simply because they dare to exist.

PFOX has documented numerous incidents of intolerance against the ex-gay community. Former homosexuals and their supporters are subject to an increasingly hostile environment because they live out or support a different view of homosexuality. They remain closeted because of other's negative reactions or disapproval. Ex-gay employees are uncomfortable being open about their sexual orientation with their colleagues because they fear discrimination or unfair treatment in the workplace.

Pepsico has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays.

In our Nation's Capital, the Superior Court for the District of Columbia has ruled that ex-gays are a legally protected class under sexual orientation and thus protected from discrimination under the Washington D.C. Human Rights Act.

RESOLVED: The Shareholders request that Pepsico amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status.

Supporting Statement: Employee discrimination diminishes employee morale and productivity. Pepsico's exclusion of ex-gays from its sexual orientation policy and programs reinforces the second-class status of ex-gays, and contributes to the negative perceptions and discrimination against former homosexuals. Pepsico's exclusion also disregards diversity and the basic human right to dignity and self-determination. Adding ex-gays to Pepsico's sexual orientation policy and programs, which already include gays and bisexuals, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement.

Because state and local laws differ with respect to employment discrimination, our Company would benefit from a consistent, corporate-wide policy to further enhance efforts to prevent discrimination, resolve complaints internally to avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. I urge Pepsico Shareholders to vote for this beneficial proposal which serves to increase diversity at minimal cost.

Sincerely,



Estella Salvatierra
Box 510
Reedville, VA 22539-0510
804-453-4737
pfox@pfox.org

CC: shareholderproposals@sec.gov